SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date July 31, 2007______________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

Management Discussion and Analysis for the year ended March 31, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: July 31, 2007

BIOTECH HOLDINGS LTD.

www.biotechltd.com

Management^s Discussion and Analysis

March 31, 2007 and 2006

BIOTECH HOLDINGS LTD.

Management^s Discussion and Analysis

March 31, 2007 and 2006

BIOTECH HOLDINGS LTD.

Management^s Discussion and Analysis

March 31, 2007 and 2006

Introduction

The management^s discussion and analysis ("MD&A) provides a detailed analysis of the financial condition and results of operations of Biotech Holdings Ltd. ("the Company") and compares 2007 financial results with those of the previous year. The MD&A should be read in conjunction with the Company^s annual Consolidated Financial Statements and related notes for the year ended March 31, 2007, which have been prepared in accordance with generally accepted accounting principles in Canada.

Additional information about the Company is available at www.sedar.com.

Forward-looking Information

Forward looking statements in the management discussion and analysis ("MD&A") and the Report to Shareholders, including statements regarding the Company^s business which are not based on historical facts, are made pursuant to the "safe harbour" provisions of the United States Securities Litigation Reform Act of 1995 and pursuant to Form 51-102F1 of National Instrument 51-102 as implemented in rules, regulations, and policies of Canadian securities regulatory authorities. These Financial Statements contain certain forward-looking statements and information relating to Biotech Holdings Ltd. that are based upon the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions.

Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management^s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

Management^s Responsibility for Financial Reporting

The accompanying financial statements have been prepared by management and are in accordance with Canadian Generally Accepted Accounting Principles. Other information contained in this document has also been prepared by management and is consistent with the data contained in the financial statements. Management maintains a system of disclosure controls and procedures designed to provide reasonable assurance that the assets are safeguarded and the financial and other factual information contained herein is accurate and reliable. Further, management has evaluated these controls and procedures and determined that they are appropriate and effective, and have so certified. In the current year, there has been no change in the Company^s internal control over financial reporting that has materially affected, or is likely to materially affect, the Company^s internal control over financial reporting.

The Board of Directors approves the financial statements and ensures that management has discharged its financial responsibilities. The Board^s review is accomplished principally through the Audit Committee, which meets periodically to review all financial reports, prior to filing.

BIOTECH HOLDINGS LTD.

Management^s Discussion and Analysis

March 31, 2007 and 2006

1.1 Date

The effective date of this MD&A is July 27, 2007.

1.2 Overall Annual Performance

During the year ended March 31, 2007, the Company^s business focus continued to be on the development of the distribution of the Company^s Type II Diabetes drug variously known as DIAB II, Sucanon and Glucanin (hereinafter referred to as Sucanon). The Company^s business focus remains the development and distribution of Sucanon, particularly in Mexico and Latin America. Approval for the sale of the diabetes drug was received from Mexican regulatory authorities in November, 2003.

The following are highlights of the Company^s business during fiscal 2007:

June 23, 2006 - it was announced, the Board of Directors replaced 896,000 stock options exercisable at $0.25 per share which expired on January 2, 2006, with new stock options exercisable at $0.16 per share. The replacement options vest on October 22, 2006 and expire on June 22, 2008. A total of 560,000 of these options were granted to Directors and Officers of the Company and the remaining 336,000 were granted to Consultants to the Company. The shares were trading at $0.08 per share at the date of the grant.

The Board of Directors also replaced 545,000 stock options exercisable at $0.55 per share which expired or were cancelled by March 24, 2006 with new stock options exercisable at $0.10 per share. These replacement options will vest October 22, 2006 and expire on June 22, 2008. A total of 470,000 of these options were granted to directors and officers and 75,000 were granted to consultants to the company. The stock options described above comply with the Stock Option Plan approved by the shareholders on September 30, 2005 and are subject to the approval of the TSX Venture Exchange. The shares were trading at $0.08 per share at the date of the grant.

August 29, 2006 - It was announced that the TSX Venture Exchange approved two new independent directors for the Company, a requirement outlined in the press release, dated November 21, 2005 titled "TSX Venture Exchange Compliance Review Completed".

The two approved directors are Mr. Art Cowie and Mr. Ross Wilmot.

Mr. Cowie is a director and vice-chair of Sungold International Holdings Corp., of Toronto, Ontario (SGIHF.OB). Mr. Cowie is a former elected member of the British Columbia legislative assembly, a former member of Vancouver City Council and the founding principal of a landscape architecture firm in Vancouver.

Mr. Wilmot is a Chartered Accountant (CA) and is a director and/or officer of the following publicly traded companies: Orex Ventures (REX.V), Orko Silver (OK.V), Avigo Resources (TMX.H.V), Verb Exchange (VEI.V) and Arvana Inc. (OTCBB), as well as privately held CTF Technologies.

The Company^s audit committee is comprised of Mr. Rieveley, Mr. Cowie, Mr. Wilmot and Mr. De Rooy.

The Company was suspended from trading on the TSX Venture Exchange on December 6, 2005 while concerns raised by the TSX Venture Exchange were addressed to the TSX Venture Exchange^s satisfaction - the most difficult issue being the appointment of 2 additional independent directors satisfactory to the Exchange. With the appointment of Mr. Cowie and Mr. Wilmot, the TSX Venture Exchange resumed trading of the Company^s shares on August 30, 2006.

With the appointment as director, and reinstatement of trading of the Company^s shares, Mr. Wilmot received as of June 26, 2006, 300,0000 share options at $0.10 per share, vesting October 26, 2006 and expiring June 25, 2008. The shares were trading at $0.06 per share at the date of the grant.

BIOTECH HOLDINGS LTD.

Management^s Discussion and Analysis

March 31, 2007 and 2006

1.2 Overall Annual Performance (continued)

November 23, 2006 - the Company granted a total 275,000 share options at $.10 US stock options to three of the Company^s employees. The options vest March 23, 2007 and expire November 22, 2008.

January 16, 2007 - the Company reported that sales for the quarter ended December 31, 2006 exceeded the combined sales of the first two quarters, ended September 30, 2006, by $55,692 or 73%. The sales during the quarter ended December 31, 2006, at $127,194, exceeds sales of $99,137 generated during the quarter ended December 31, 2005, and is the second-largest quarterly sales total recorded to date.

In addition to the year-over-year sales increase, sales during the December 31, 2006 quarter itself increased each month, suggesting a trend of sales growth following the Company^s resumption of advertising support for the product and the Company^s managers taking over the marketing of Sucanon in Mexico in September, 2006.

February 19, 2007 - The Company, announced that a private placement application previously announced on November 7, 2005 for 984,666 shares to be issued for funds was cancelled effective February 16, 2007. On this date, the Board of Directors approved the conversion of the funds, which had been advanced by an insider, from a secured non-interest bearing loan to a secured loan bearing interest at 8% from the effective date.

April 12, 2007 - the Company announced that the Company has applied to the TSX Venture Exchange (the "Exchange") to replace 700,000 options that had expired and to issue new options. The grant was for a total of 5,034,000 options allocated among officers, directors, employees and consultants and had an exercise price of $.11 per share, vesting October 12, 2007 and expiring April 12, 2009.

May 30, 2007 - The Company reported that it had signed an agreement for distribution of Sucanon, a Type II diabetes drug, in four markets in Latin America. Sucanon is already widely sold in Mexico.

The four additional markets - Colombia, Peru, Ecuador and Costa Rica - will be served by a private company based in Bogota, Colombia. The private company, unrelated to Biotech Holdings, focuses on sales of antibiotic products and has subsidiary operations in several Latin American countries.

Biotech will carry out tableting and blister-packing of Sucanon tablets through a company which it sub-contracts in Mexico, and sell the blisterpacked product to the Colombian company. The Colombian company will add country-specific external packaging for each of the different markets for which it is licensed and distribute to those markets.

In order to speed revenue growth in these new markets, Biotech Holdings will transfer to the Colombian company the advertising and marketing expertise that Biotech has gained while marketing Sucanon in Mexico. Colombia, with approximately 44 million people, is the largest of these markets. The four markets have a combined population of approximately 90 million and are typified by high rates of Type II Diabetes, affecting approximately 15% of the adult population.

June 11, 2007 - the Company reported that it launched a website, www.sucanonhealth.com, for internet sales of Sucanon, a Type II diabetes drug. Sucanon, which is broadly classed as an insulin-sensitizing drug, has been shown to be an effective and very safe treatment for Type II Diabetes, without the side-effects that are associated with several competing Type II Diabetes medications including the glitazone medications which are now the subject of a "black box" warning by the U.S. FDA.

BIOTECH HOLDINGS LTD.

Management^s Discussion and Analysis

March 31, 2007 and 2006

1.2 Overall Annual Performance (continued)

June 21, 2007 - the Company reported that the Mexican Diabetes Federation gave Biotech^s "Sucanon" diabetes drug its support in an overview of diabetic drugs published in the May-June 2007 issue of Diabetes Hoy, the Diabetic Federations^ scientific and medical magazine for doctors and other health professionals.

July 12, 2007 - the Company reported that it has filed a Material Change Report stating that the Company has changed auditors, from STS Partners ("STS") of Vancouver, B.C. to Cinnamon Jang Willoughby ("CJW") of Burnaby, B.C.

1.3 Selected Annual Information

The following table provides financial data derived from the Company^s audited financial statements for each of the three most recently completed financial years ended March 31:
Fiscal year ended
March 31,	2007	2006	2005

Revenues	$ 336,595	$ 482,840	$ nil

Loss from continuing operations	(1,773,989)	(2,095,602)	(1,815,867)
Profit (loss) from discontinued operations	199,094	76,224	239,057
Net loss for the year	(1,534,895)	(2,019,378)	(1,576,810)

Loss per share	(0.02)	(0.02)	(0.02)

Total Assets	314,020	795,570	1,759,027

Long-term debt	224,343	224,343	224,343
Total liabilities	3,323,031	2,553,069	2,437,211

Shareholders^ equity (deficiency)	(3,009,011)	(1,757,499)	(678,184)
Cash dividends declared per share	Nil	Nil	Nil

1.4 Results of Operations

Revenues from the sale of Sucanon in the year ended March 31, 2007 were $336,595 which resulted in a Gross Profit of $224,847. The revenues in the year ended March 31, 2006 were $482,840 and the Gross Profit was $335,553. Management is disappointed with the $146,245 (30.2%) decline in revenues in comparison with the prior year. The following factors contributed to the decline:

Because the Company had had future performance obligations to meet prior to recognizing initial sales, revenues in the prior year included $50,278 in shipments made in the period from December 2004 to March 31, 2005;

BIOTECH HOLDINGS LTD.

Management^s Discussion and Analysis

March 31, 2007 and 2006

1.4 Results of Operations (continued)

Revenues in the year ended March 31, 2006 included initial orders from retailers which, by their nature, are larger than repeat orders;

The Company severely constrained its advertising during the quarter as it had a lack of capital partially caused by its not trading on the Company^s exchange in Canada. This factor severely impacted sales. Trading in the Company^s shares resumed in August 2006.

The Company had a dispute with its independent marketing Company since early 2006 due to the latter^s under-performance. In September 2006, the Company assumed the responsibility for the marketing of Sucanon in Mexico. The marketing company continues to sell Sucanon to the customers that it introduced during 2005.

As is discussed below, with the change in marketing efforts and the resumption of advertising, revenues in the quarter ended December 31, 2006 rebounded and this trend continued through the fourth quarter.

Operating expenses totaled $1,958,836 representing a $490,319 (20.0%) decrease from the $2,449,155 expenses incurred in the year ended March 31, 2006. Amortization declined from $610,112 in 2006 to $436,446. Technology interests were fully amortized in the year which accounted for the $173,666 decline.

Stock based compensation decreased from $366,277 to $283,383 in the year after considering the prior period adjustment to stock-based compensation.

Professional fees increased from $64,796 to $112,800 because the 2007 amount includes the audit fees for 2006 and a $50,000 accrual for the current audit.

Operating expenditures include $321,426 (2006 - $571,985) in product marketing costs. In the first 3 quarters of the fiscal year ended March 31, 2006, these expenditures were included in amounts receivable because they were considered to be advances to the marketing company for advertising and were wholly repayable once sales levels reached a certain contracted level. During the 2006 year-end audit, management and the audit committee met to review developments with regard to these amounts. This review led to a determination to expense a significant portion ($571,985) of these advances in the quarter ended March 31, 2006

The net loss for the year ended March 31, 2007 was $1,534,895 (2006: $2,019,378) and the loss per common share was $0.02 for both periods.

BIOTECH HOLDINGS LTD.

Management^s Discussion and Analysis

March 31, 2007 and 2006

1.5 Summary of Quarterly Results

The following table highlights the Company^s quarterly results from operations for the current and last fiscal year:
Quarter Ended	June 30, 06	Sept 30, 06	Dec 31, 06	Mar 31, 07	Total Year

Revenues	$ 48,621	$ 22,881	$ 127,194	$137,899	$ 336,595
Cost of Sales	23,897	19,586	28,653	39,612	111,748
Gross Profit	24,724	3,295	98,541	98,287	224,847
General, Administrative
and Selling Expenses	126,114	160,805	146,977	198,067	631,963
Amortization	127,981	136,899	132,439	39,127	436,446
Product Marketing Costs	34,710	69,391	93,457	123,868	321,426
Professional Fees	14,767	45,626	143	52,264	112,800
Interest Expense	16,670	22,047	26,568	31,548	96,833
Office rent, utilities & Maintenance	15,084	17,117	15,003	15,293	62,497
Stock-based compensation	40,135	56,168	(30,338)	217,418	283,383
Foreign Exchange	5,854	23,204	(13,369)	(2,201)	13,488
Total Operating Expenses	381,315	531,257	370,880	675,384	1,958,836
Loss from Operations	(356,591)	(527,962)	(272,339)	(577,097)	(1,733,989)
Profit (Loss) from Discontinued Operations	0	0	0	199,094	199,094
Loss for the period	(356,591)	(527,962)	(272,339)	(378,003)	(1,534,895)

Outstanding Common Shares	92,229,512	92,229,512	92,229,512	92,229,512	92,229,512
Loss per share	(0.00)	(0.01)	(0.00)	(0.01)	(0.02)

Quarter Ended	June 30, 05*	Sept 30, 05*	Dec 31, 05*	Mar 31, 06	Total Year**
Revenues	$ 123,411	$ 211,654	$ 119,540	$ 28,235	$ 482,840
Cost of Sales	40,626	39,994	38,446	10,221	129,287
Gross Profit	82,785	171,660	81,094	18,014	353,553
General, Administrative
and Selling Expenses	171,585	169,679	162,831	211,061	715,156
Amortization	152,480	152,480	152,481	152,671	610,112
Product marketing costs	0	0	0	571,985	571,985
Stock-based compensation	74,610	74,610	83,695	133,362	366,277
Professional Fees	27,058	692	32,372	4,606	64,728
Interest Expense	13,989	14,318	14,144	18,345	60,796
Foreign exchange	6,490	56,944	(4,937)	1,604	60,101
Total Operating Expenses	446,212	468,723	440,586	1,093,634	2,449,155
Loss from continuing operations	(363,427)	(297,063)	(359,492)	(1,075,620)	(2,095,602)

Non-controlling interest	(17,165)	17,165	0	0	0

Profit (Loss) from Discontinued Operations	13,224	0	0	63,000	76,224

Loss for the period	(367,368)	(279,898)	(359,492)	(1,012,620)	(2,019,378)

Outstanding Common Shares at period end	92,229,512	92,229,512	92,229,512	92,229,512	92,229,512
Loss per share	(0.01)	(0.00)	(0.00)	(.01)	(0.02)

The quarters of June 30, September 30, and December 30 2005 have been restated to reflect the year-end reclassification of private placement finders fee as a reduction of contributed surplus.

The quarter of March 2006 and the Total 2006 Year have been adjusted to reflect the stock-based compensation correction.

BIOTECH HOLDINGS LTD.

Management^s Discussion and Analysis

March 31, 2007 and 2006

1.5 Summary of Quarterly Results (continued)

Discussion on the Quarterly Comparison Chart

Revenues from the sale of Sucanon in the year ended March 31, 2007 were $336,595, which resulted in a Gross Profit of $224,847. Revenues from the sale of Sucanon in the year ended March 31, 2006 were $482,840, which resulted in a Gross Profit of $353,553. Overall revenues declined by $146,245 (30.3%) and the Gross Profit declined by $128,706 (36.4%). There was a decline in quarterly revenues in the 3 quarters from January 1, 2006 to September 30, 2006. The main reasons for this trend were:

Revenues in the first two quarters ended September 30, 2005 included initial orders from the major Mexican retailers which are larger than repeat orders;

Expenditures for product advertising in Mexico were steadily reduced in the last half of the 2006 fiscal year. Advertising resumed in the last 2 quarters of the 2007 fiscal year.

The Company had an on going dispute with its Mexican marketing company since February 2006. In the quarter ended December 31, 2006 the Company^s agreement with the Mexican marketing company was modified so that the Company^s own managers in Mexico could assume more of an active role in the marketing and advertising of Sucanon. The Company assumed these responsibilities in September 2006. The marketing company continues to deliver Sucanon to the customers that it introduced during 2005. The Company has increased its price that it sells to both its new customers and the marketing company. The retail price to the consumer remains at approximately $30 US per one-month package.

Since taking over the marketing responsibilities, product marketing resumed and the monthly sales have shown continued growth. This trend is reflected in the two quarter ended December 31, 2006 and March 31, 2007.

Operating expenses for the year ended March 31, 2007 totaled $1,958,836 representing a $490,319 (20.0%) decrease from the $2,449,155 expenses incurred in the year ended March 31, 2006. The expense categories with significant increases included:

The Company incurred $321,426 (2006: $571,985) (a decline of $250,559) in product marketing costs in the year. The 2006 expenses were included in amounts receivable throughout the year because they were considered to be advances to the marketing company for advertising and were wholly repayable once sales levels reached a certain contracted level. In 2006, management and the audit committee met to review developments with regard to these amounts; this review led to a determination to expense a significant portion of these advances.

Stock based compensation decreased from $366,277 to $283,383 a decrease of $82,894 (22.6%).

c. General, administrative and selling expenses together with Office rent and utilities decreased from $715,156 to $694,460 ($20,696 or 2.9%) in the year. Salaries and benefits increased by $76,953 due to increased staffing in the Mexico office, and Bad Debts increased by $63,046. These increases were offset by declines in Office Expenses and Investor expenses.

Quarterly operating costs for the 8 quarters presented averaged $550,999. The operating costs for the quarters ended March 31, 2006 and March 31, 2007 were significantly higher than this average. Accrued audit fees of $50,000 in the quarter ended March 31, 2007 and $571,985 in Product Marketing Costs in the quarter ended March 31, 2006 accounted for the majority of the above-average operating costs in those quarters.

BIOTECH HOLDINGS LTD.

Management^s Discussion and Analysis

March 31, 2007 and 2006

1.6. Liquidity

The loss from operations for the year ended March 31, 2007 was $1,733,989 (2006: $2,095,602) and after adding back non-cash items, Operations used $837,255 (2006: $1,140,259). The $793,616 (2006: $151,212) increase in due to related parties provided financing to maintain operations. There were no shares issued during the 2007 fiscal year, however, the Company raised a net of $573,786 in cash through the issuance of shares through private placements and stock options.

The Company has incurred recurring operating losses and has an accumulated deficit of $31,273,810 and a Shareholders^ Deficiency of $3,009,011 at March 31, 2007. These factors, among others, raise doubt about the Company^s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company^s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Mexico and Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

As at March 31, 2007, the Company had cash and deposits totaling $23,358.

1.7. Capital Resources

The Company has no major commitments for capital expenditures.

1.8. Off-Balance Transactions

The Company had no off-balance sheet arrangements in 2007, and does not presently have any such arrangements in place.

BIOTECH HOLDINGS LTD.

Management^s Discussion and Analysis

March 31, 2007 and 2006

1.9. Related Party Transactions

Compensation:

The following expenses and transactions were incurred with non-arms length parties in the years ended March 31, 2007 and 2006:

	March 31, 2007	March 31, 2006

Management fees paid
to an officer/director	$144,000	$144,000
Salaries to Directors and Officers	173,481	172,976
Interest accrued on Notes
Payable to related parties	96,833	56,766
Services provided by companies
controlled by Directors	81,943	86,216

Note: The Company does not pay any cash compensation to directors in their capacity as directors.

Ongoing related party associations:

The Company has ongoing relationships with related parties that are controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley. These entities perform services for the Company including financing and are party to agreements with the Company as described in the 3 pages that follow.

Secured Debt controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley

The following notes bear interest at the rate of 8% per annum compounded annually and due on demand. They are collateralized by a General Security Agreement providing a charge over the assets of the Company:

Balance Mar 31, 2007

R Rieveley & Associates	$ 1,273,245
Wenroth Limited ("Wenroth")	15,453
InReg Corporation ("InReg")	110,221
Allburg Holdings ("Allburg")	133,878

The General Security Agreements mentioned above have been registered with the Personal Property Security Registry in Victoria, B.C. Once the respective loans are paid in full the registration becomes null and void.

#20 Seabright Holdings Ltd. indirectly finances the Company as it owns the shares of Allburg, InReg, and Wenroth making it the Company^s largest creditor. Additionally, #20 Seabright Holdings Ltd. is a secured creditor of the Company through its ownership of Allburg, InReg and Wenroth. The terms and amounts due to Allburg, InReg and Wenroth are described above.

BIOTECH HOLDINGS LTD.

Management^s Discussion and Analysis

March 31, 2007 and 2006

1.9. Related Party Transactions (continued)

Transactions with Secured Creditors

In addition to interest charged on the above-mentioned notes, the Company had the following transactions with the secured creditors:

The Company retains the services of Mr. Rieveley through an employment agreement with his company, R Rieveley & Associates. Management Fees paid to R Rieveley and Associates in the year ended March 31, 2006 amounted to $144,000. During the year ended March 31, 2006 R Rieveley and Associates advanced $815,442 to the Company.

In November 2005, the Company agreed to a private placement with a related party. The private placement, for the purchase of 984,666 common share units, was subject to the approval of the TSX Venture Exchange. Each unit included a common share and a warrant to purchase an additional common share at $0.16 per share until November 7, 2007. In January 2006 the TSX Venture Exchange approved this private placement but as at December 31, 2006 the shares had not been issued and the amount received ($118,160) has been included in amounts due to related parties. On August 30, 2006, trading in the Company^s shares resumed on the TSX Venture Exchange. During the quarter ended December 31, 2006, this private placement was cancelled and in February 2007, the Company agreed to combine the funds with the interest bearing note payable.

.

The Company owns 75% of Smith Rothe Pharmaceutical Inc. ("Smith Rothe"). Smith Rothe has been granted an exclusive license to sub-contract the manufacture and marketing of the Company^s Type II diabetes drug Sucanon make claims and to use all patent rights in countries outside Oriental Asia. The 25% non-controlling interest of Smith Rothe is held by Allburg and the 25% amount earned by the non-controlling interest will be reflected as single line items on both the Consolidated Balance Sheet and Consolidated Statements of Operations once marketing profits are realized.

Other companies controlled by Mr. Robert Rieveley and his spouse, Cheryl Rieveley

Notes payable to RCAR Investment Ltd., are unsecured, bear interest at the rate of 8% per annum compounded annually and due on demand. As of March 31, 2007 the Company owed RCAR $298,399.

Sucanon is manufactured on behalf of the Company by a private company controlled by R. Rieveley. The manufacturing process is performed by employees of the Company. The private company transfers Sucanon to the Company at cost and receives no profit for this manufacturing operation. The Company uses this private company to maintain confidentiality regarding the manufacturing process for Sucanon. As of March 31, 2007, the Company owed the private company $5,556.

First Choice Communications provides the Company with office space and computer services. Expenses paid to this company for services in the year ended March 31, 2007 totaled $47,477.

Penne Investments Services Inc. ("Penne") provides financing to the Company via loans. As March 31, 2007 the Company had no amounts owing to Penne.

BIOTECH HOLDINGS LTD.

Management^s Discussion and Analysis

March 31, 2007 and 2006

1.9. Related Party Transactions (continued)

The following table provides a list of stock options outstanding, granted, exercised and expired during the year ended March 31, 2007:

					----------------	Directors	& Officers	Only--------
Grant	Vest	Expiry	Option	Total	Directors	Expired	Granted	Directors	Total
Date	Date	Date	Price	Outstanding	& Officers	in Year	in Year	& Officers	Outstanding
				31-Mar-06	Outstanding			Outstanding	31-Mar-07
					31-Mar-06			31-Mar-07
11-Aug-04	11-Feb-05	11-Aug-06	$ 0.540	25,000					0
11-Aug-04	11-Aug-05	11-Aug-06	$ 0.540	25,000					0
11-Aug-04	11-Aug-06	11-Aug-06	$ 0.540	25,000					0
26-Aug-04	26-Feb-05	26-Aug-06	$ 0.660	50,000					0
26-Aug-04	26-Aug-05	26-Aug-06	$ 0.660	50,000					0
26-Aug-04	26-Feb-06	26-Aug-06	$ 0.660	50,000					0
24-Nov-04	24-Apr-06	24-Mar-07	$ 0.550	700,000	500,000	500,000		0	0
24-Nov-04	24-Apr-07	24-Mar-08	$ 0.550	1,190,000	900,000			900,000	1,190,000
22-Feb-06	22-Jun-06	22-Feb-08	$ 0.135	300,000	300,000			300,000	300,000
23-Jun-06	22-Oct-06	22-Jun-08	$ 0.160				560,000	560,000	896,000
23-Jun-06	22-Oct-06	22-Jun-08	$ 0.100				430,000	430,000	545,000
26-Jun-06	26-Oct-06	25-Jun-08	$ 0.100				300,000	300,000	300,000
23-Nov-06	23-Mar-07	23-Nov-08	$0.10 USD				0	0	275,000
				2,415,000	1,700,000	500,000	1,290,000	2,490,000	3,506,000

Outstanding Stock Options as at March 31, 2007:

Exercise Price	Expiry Date	Total Number	Directors &
			Officers	Employees	Consultants

$0.55	Mar 24, 2008	1,190,000	900,000	160,000	130,000
$0.135	Feb 22, 2008	300,000	300,000	0	0
$0.16	Jun 22, 2008	896,000	560,000	0	336,000
$0.10	Jun 22, 2008	545,000	430,000	40,000	75,000
$0.10	Jun 25, 2008	300,000	300,000	0	0
$0.10 USD	Nov 22, 2008	275,000	0	275,000	0

Total as at	Mar 31, 2007	3,506,000	2,490,000	475,000	541,000

A breakdown of outstanding options as at March 31, 2007 to Directors and Officers was as follows:
Grant Date		24-Nov-04	22-Feb-06	23-Jun-06	23-Jun-06	26-Jun-06
Exercise Date		24-Apr-07	22-Jun-06	22-Oct-06	22-Oct-06	26-Oct-06
Expiry Date		24-Mar-08	22-Feb-08	22-Jun-08	22-Jun-08	25-Jun-08
Option Price		$0.55	$0.135	$0.16	$0.10	$0.10	Total

Cheryl Rieveley	Director	120,000	0	90,000	70,000	0	280,000
Gale Belding	Director	120,000	0	0	70,000	0	190,000
Johan de Rooy	Director	100,000	0	90,000	50,000	0	240,000
Robert Rieveley	Director & C.E.O.	500,000	0	190,000	150,000	0	840,000
Art Cowie	Director	0	300,000	0	50,000	0	350,000
Ross Wilmot	Director	0	0	0	0	300,000	300,000
Lorne Brown	C.F.O.	60,000	0	190,000	40,000	0	290,000

TOTAL		900,000	300,000	560,000	430,000	300,000	2,490,000

BIOTECH HOLDINGS LTD.

Management^s Discussion and Analysis

March 31, 2007 and 2006

1.9. Related Party Transactions (continued)

In April 8, 2005 the Company announced that it had received and accepted an offer $621,181 for a private placement. As a result of the private placement, 2,020,202 shares were issued at $0.307 ($0.2475 USD) per share along with 2,020,202 warrants exercisable at $0.400 ($0.33 USD) each exercisable until October 6, 2006. The private placement was with an arms-length third party who wanted free trading shares. To facilitate the trade a related party provided the third party with the free trading shares and subscribed for the 4-month-hold shares.

Common Share Warrants that Expired in the Period

The following warrants to purchase Common Shares expired in the nine months ended December 31, 2006:

Expiry Date	Exercise Price	Total Outstanding	Directors & Officers	Other

December 16, 2006	$0.550	1,528,480	480,000	1,048,480
October 6, 2006	$0.400 ($0.33 USD)	2,020,202	2,020,202	0

TOTAL		3,548,682	2,500,202	1,048,480

Outstanding Warrants to Purchase Common Shares as of March 31, 2007

No common share warrants were outstanding on March 31, 2007.

Outstanding Warrants to Purchase Preferred Shares

No preferred share warrants were outstanding on March 31, 2007

.

1.10 Fourth Quarter

Revenues of $137,899 in the fourth quarter were the second highest since the Company started selling Sucanon in Mexico and the highest in the year ended March 31, 2007. In September 2006, the Company assumed the responsibility for the marketing of Sucanon in Mexico.

Operating expenditures in the fourth quarter totaled $675,384 which was significantly higher than any of the previous 3 quarters. Stock-based compensation expense totaled $217,418 in the quarter which was 76.7% of the total annual expense. After discussions with the Company^s auditors, it was determined that the method which had been used in computing the Stock-based compensation expense had been incorrect. This resulted in the increased expense in the fourth quarter. Technology interests were fully amortized during the year, resulting in amortization expense being approximately $93,000 less than the previous 3 quarters.

BIOTECH HOLDINGS LTD.

Management^s Discussion and Analysis

March 31, 2007 and 2006

1.11 Proposed Transactions

May 30, 2007 - The Company reported that it had signed an agreement for distribution of Sucanon, a Type II diabetes drug, in four markets in Latin America. Sucanon is already widely sold in Mexico.

The four additional markets - Colombia, Peru, Ecuador and Costa Rica - will be served by a private company based in Bogota, Colombia. The private company, unrelated to Biotech Holdings, focuses on sales of antibiotic products and has subsidiary operations in several Latin American countries.

Biotech will carry out tableting and blister-packing of Sucanon tablets through a company which it sub-contracts in Mexico, and sell the blisterpacked product to the Colombian company. The Colombian company will add country-specific external packaging for each of the different markets for which it is licensed and distribute to those markets.

In order to speed revenue growth in these new markets, Biotech Holdings will transfer to the Colombian company the advertising and marketing expertise that Biotech has gained while marketing Sucanon in Mexico. Colombia, with approximately 44 million people, is the largest of these markets. The four markets have a combined population of approximately 90 million and are typified by high rates of Type II Diabetes, affecting approximately 15% of the adult population.

1.12 Changes in Accounting Policies

There were no changes in accounting policies during the year ended March 31, 2007

Non-controlling interest

The Company owns 75% of Smith Rothe Pharmaceutical Inc. ("Smith Rothe"). Smith Rothe holds the marketing rights for the Company^s Type II Diabetes drug in countries other than Asian Countries. The 25% non-controlling interest in Smith Rothe is entitled to receive 25% of the marketing profits resulting from sales of the drug in non-Asian Countries. The 25% non-controlling interest is indirectly owned by a Director of the Company and the amount earned will be reflected as single line items on both the Consolidated Balance Sheet and Consolidated Statements of Operations once marketing profits are realized.

1.13 Financial Instruments

The Company^s financial instruments consist of cash and cash equivalents, advances, accounts payable and accrued liabilities.

Unless otherwise noted, it is management^s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values

BIOTECH HOLDINGS LTD.

Management^s Discussion and Analysis

March 31, 2007 and 2006

1.14 Other Information

Outstanding Share Data

The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting and are convertible into common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest. On March 31, 2007 there were 92,229,512 (2006: 92,229,512) common and 13,806,907 (2006: 13,806,907) preferred shares issued and outstanding.

The following table details the share transactions over the past two fiscal years.
	Number of	Amount	Number of	Amount
	Common		Convertible
	Shares		Preferred
			Shares

Balance March 31, 2005	90,134,310	$25,089,637	13,806,907	$1,380,691

Common shares issued:
For cash -
by private placement	2,020,202	621,181
by stock options exercised	75,000	17,250

Options exercised for which
stock-based compensation
was recorded		5,250

Balance March 31, 2006 and 2007	92,229,512	$25,733,318	13,806,907	$1,380,691

As at March 31, 2007, the Company had the following stock options outstanding:
Exercise Price	Expiry Date	Total Number

$0.55	Mar 24, 2008	1,190,000
$0.135	Feb 22, 2008	300,000
$0.16	Jun 22, 2008	896,000
$0.10	Jun 22, 2008	545,000
$0.10	Jun 25, 2008	300,000
$0.10 USD	Nov 22, 2008	275,000

Total as at	Mar 31, 2007	3,506,000

Outstanding Warrants to Purchase Common Shares as of March 31, 2007

No common share warrants were outstanding on March 31, 2007.

Outstanding Warrants to Purchase Preferred Shares

No preferred share warrants were outstanding on March 31, 2007